

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2012

<u>Via E-mail</u>
Jianbao Wang
Chief Executive Officer
China Valves Technology, Inc.
21F Kineer Plaza
226 Jinshui Road
Zhengzhou, Henan Province
People's Republic of China 450008

> **RE: China Valves Technology, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 13, 2012**
> **Item 4.01 Form 8-K/A**
> **Filed July 23, 2012**
> **File No. 1-34542**

Dear Mr. Wang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1. In our previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter dated July 18, 2012. It appears that these acknowledgements were not provided. Please provide the requested acknowledgements in writing from management with your next response letter.

2. You filed an Item 4.02 Form 8-K on February 14, 2012 in which you concluded that the unaudited financial statements for the quarters ended March 31, 2011 and June 30, 2011 as well as your audited financial statements for the year ended September 30, 2011 should no longer be relied upon and you are in the process of restating your financial statements for each of those periods. As previously requested, please tell us the status of this process, including when you anticipate filing the amended Forms 10-K and 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3866 with any questions.

Sincerely,

/s/ Jeffrey Gordon

Jeffrey Gordon
Staff Accountant